September 23, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	J. Elizabeth Packebusch

Division of Corporation Finance

Re:	MELI Kaszek Pioneer Corp

Registration Statement on Form S-1

Filed September 13, 2021, as amended

File No. 333-259473

Dear Ms. Packebusch:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of MELI Kaszek Pioneer Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:30 a.m. Washington, D.C. time on September 28, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, as many copies of the preliminary prospectus dated September 21, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

ALLEN & COMPANY LLC

By:	/s/ Peter DiIorio
Name: Peter DiIorio Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name: Peter Castoro Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]